SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated May 29, 2017

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒     Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐     No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐     No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐     No: ☒

Enclosures: Eight Nokia stock exchange releases dated May 29, 2017:

•                  Nokia Corporation - Managers’ transactions

•                  Nokia Corporation - Managers’ transactions

•                  Nokia Corporation - Managers’ transactions

•                  Nokia Corporation - Managers’ transactions

•                  Nokia Corporation - Managers’ transactions

•                  Nokia Corporation - Managers’ transactions

•                  Nokia Corporation - Managers’ transactions

•                  Nokia Corporation - Managers’ transactions

STOCK EXCHANGE RELEASE

May 29, 2017

Nokia Corporation - Managers’ transactions

Nokia Corporation
Managers’ transactions
May 29, 2017 at 14:00 (CET +1)

Nokia Corporation - Managers’ transactions

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement

Name: Brown, Bruce

Position: Member of the Board/Deputy member

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 549300A0JPRWG1KI7U06_20170529085432_13

Transaction date: 2017-05-26

Venue: NASDAQ HELSINKI LTD (XHEL)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED REMUNERATION

Transaction Details

(1): Volume: 1412 Unit price: 5.68000 EUR

(2): Volume: 9678 Unit price: 5.68000 EUR

(3): Volume: 1780 Unit price: 5.68000 EUR

(4): Volume: 299 Unit price: 5.68000 EUR

Aggregated transactions

(4): Volume: 13169 Volume weighted average price: 5.68000 EUR

1

About Nokia

We create the technology to connect the world. Powered by the research and innovation of Nokia Bell Labs, we serve communications service providers, governments, large enterprises and consumers, with the industry’s most complete, end-to-end portfolio of products, services and licensing.

From the enabling infrastructure for 5G and the Internet of Things, to emerging applications in virtual reality and digital health, we are shaping the future of technology to transform the human experience. www.nokia.com

Media Enquiries:

Nokia

Communications

Tel. +358 (0) 10 448 4900

Email: press.services@nokia.com

2

STOCK EXCHANGE RELEASE

May 29, 2017

Nokia Corporation - Managers’ transactions

Nokia Corporation
Managers’ transactions
May 29, 2017 at 14:00 (CET +1)

Nokia Corporation - Managers’ transactions

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement

Name: French, Barry

Position: Other senior manager

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 549300A0JPRWG1KI7U06_20170529105730_2

Transaction date: 2017-05-24

Venue: NASDAQ HELSINKI LTD (XHEL)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: ACQUISITION

(X) Executed under portfolio or asset management

Transaction Details

(1): Volume: 17 Unit price: 5.77690 EUR

Aggregated transactions

(1): Volume: 17 Volume weighted average price: 5.77690 EUR

About Nokia

We create the technology to connect the world. Powered by the research and innovation of Nokia Bell Labs, we serve communications service providers, governments, large enterprises and

1

consumers, with the industry’s most complete, end-to-end portfolio of products, services and licensing.

From the enabling infrastructure for 5G and the Internet of Things, to emerging applications in virtual reality and digital health, we are shaping the future of technology to transform the human experience. www.nokia.com

Media Enquiries:

Nokia

Communications

Tel. +358 (0) 10 448 4900

Email: press.services@nokia.com

2

STOCK EXCHANGE RELEASE

May 29, 2017

Nokia Corporation - Managers’ transactions

Nokia Corporation
Managers’ transactions
May 29, 2017 at 14:00 (CET +1)

Nokia Corporation - Managers’ transactions

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement

Name: Horan, Jeanette

Position: Member of the Board/Deputy member

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 549300A0JPRWG1KI7U06_20170529085316_12

Transaction date: 2017-05-26

Venue: NASDAQ HELSINKI LTD (XHEL)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED REMUNERATION

Transaction Details

(1): Volume: 293 Unit price: 5.68000 EUR

(2): Volume: 2000 Unit price: 5.68000 EUR

(3): Volume: 4626 Unit price: 5.68000 EUR

(4): Volume: 150 Unit price: 5.68000 EUR

(5): Volume: 650 Unit price: 5.68000 EUR

(6): Volume: 2000 Unit price: 5.68000 EUR

(7): Volume: 2410 Unit price: 5.68000 EUR

Aggregated transactions

(7): Volume: 12129 Volume weighted average price: 5.68000 EUR

1

About Nokia

We create the technology to connect the world. Powered by the research and innovation of Nokia Bell Labs, we serve communications service providers, governments, large enterprises and consumers, with the industry’s most complete, end-to-end portfolio of products, services and licensing.

From the enabling infrastructure for 5G and the Internet of Things, to emerging applications in virtual reality and digital health, we are shaping the future of technology to transform the human experience. www.nokia.com

Media Enquiries:

Nokia

Communications

Phone: +358 (0) 10 448 4900

E-mail: press.services@nokia.com

2

STOCK EXCHANGE RELEASE

May 29, 2017

Nokia Corporation - Managers’ transactions

Nokia Corporation
Managers’ transactions
May 29, 2017 at 14:00 (CET +1)

Nokia Corporation - Managers’ transactions

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement

Name: Hughes, Louis

Position: Member of the Board/Deputy member

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 549300A0JPRWG1KI7U06_20170529085131_11

Transaction date: 2017-05-26

Venue: NASDAQ HELSINKI LTD (XHEL)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED REMUNERATION

Transaction Details

(1): Volume: 1991 Unit price: 5.68000 EUR

(2): Volume: 2000 Unit price: 5.68000 EUR

(3): Volume: 3300 Unit price: 5.68000 EUR

(4): Volume: 2000 Unit price: 5.68000 EUR

(5): Volume: 2000 Unit price: 5.68000 EUR

(6): Volume: 687 Unit price: 5.68000 EUR

(7): Volume: 151 Unit price: 5.68000 EUR

Aggregated transactions

(7): Volume: 12129 Volume weighted average price: 5.68000 EUR

1

About Nokia

We create the technology to connect the world. Powered by the research and innovation of Nokia Bell Labs, we serve communications service providers, governments, large enterprises and consumers, with the industry’s most complete, end-to-end portfolio of products, services and licensing.

From the enabling infrastructure for 5G and the Internet of Things, to emerging applications in virtual reality and digital health, we are shaping the future of technology to transform the human experience. www.nokia.com

Media Enquiries:

Nokia

Communications

Phone: +358 (0) 10 448 4900

E-mail: press.services@nokia.com

2

STOCK EXCHANGE RELEASE

May 29, 2017

Nokia Corporation - Managers’ transactions

Nokia Corporation
Managers’ transactions
May 29, 2017 at 14:00 (CET +1)

Nokia Corporation - Managers’ transactions

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement

Name: Kozel, Edward

Position: Member of the Board/Deputy member

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 549300A0JPRWG1KI7U06_20170529084949_10

Transaction date: 2017-05-26

Venue: NASDAQ HELSINKI LTD (XHEL)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED REMUNERATION

Transaction Details

(1): Volume: 1170 Unit price: 5.68000 EUR

(2): Volume: 1833 Unit price: 5.68000 EUR

(3): Volume: 2000 Unit price: 5.68000 EUR

(4): Volume: 1579 Unit price: 5.68000 EUR

(5): Volume: 2707 Unit price: 5.68000 EUR

(6): Volume: 2485 Unit price: 5.68000 EUR

(7): Volume: 355 Unit price: 5.68000 EUR

Aggregated transactions

(7): Volume: 12129 Volume weighted average price: 5.68000 EUR

1

About Nokia

We create the technology to connect the world. Powered by the research and innovation of Nokia Bell Labs, we serve communications service providers, governments, large enterprises and consumers, with the industry’s most complete, end-to-end portfolio of products, services and licensing.

From the enabling infrastructure for 5G and the Internet of Things, to emerging applications in virtual reality and digital health, we are shaping the future of technology to transform the human experience. www.nokia.com

Media Enquiries:

Nokia

Communications

Phone: +358 (0) 10 448 4900

E-mail: press.services@nokia.com

2

STOCK EXCHANGE RELEASE

May 29, 2017

Nokia Corporation - Managers’ transactions

Nokia Corporation
Managers’ transactions
May 29, 2017 at 14:00 (CET +1)

Nokia Corporation - Managers’ transactions

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement

Name: Siilasmaa, Risto

Position: Member of the Board/Deputy member

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 549300A0JPRWG1KI7U06_20170529084032_6

Transaction date: 2017-05-26

Venue: NASDAQ HELSINKI LTD (XHEL)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED REMUNERATION

Transaction Details

(1): Volume: 2000 Unit price: 5.68000 EUR

(2): Volume: 1721 Unit price: 5.68000 EUR

(3): Volume: 3000 Unit price: 5.68000 EUR

(4): Volume: 2643 Unit price: 5.68000 EUR

(5): Volume: 2000 Unit price: 5.68000 EUR

(6): Volume: 2000 Unit price: 5.68000 EUR

(7): Volume: 2000 Unit price: 5.68000 EUR

(8): Volume: 2300 Unit price: 5.68000 EUR

(9): Volume: 2000 Unit price: 5.68000 EUR

(10): Volume: 2000 Unit price: 5.68000 EUR

1

(11): Volume: 2300 Unit price: 5.68000 EUR

(12): Volume: 2400 Unit price: 5.68000 EUR

(13): Volume: 2000 Unit price: 5.68000 EUR

(14): Volume: 2000 Unit price: 5.68000 EUR

(15): Volume: 133 Unit price: 5.68000 EUR

Aggregated transactions

(15): Volume: 30497 Volume weighted average price: 5.68000 EUR

About Nokia

We create the technology to connect the world. Powered by the research and innovation of Nokia Bell Labs, we serve communications service providers, governments, large enterprises and consumers, with the industry’s most complete, end-to-end portfolio of products, services and licensing.

From the enabling infrastructure for 5G and the Internet of Things, to emerging applications in virtual reality and digital health, we are shaping the future of technology to transform the human experience. www.nokia.com

Media Enquiries:
Nokia

Communications

Tel. +358 (0) 10 448 4900

Email: press.services@nokia.com

2

STOCK EXCHANGE RELEASE

May 29, 2017

Nokia Corporation - Managers’ transactions

Nokia Corporation
Managers’ transactions
May 29, 2017 at 14:00 (CET +1)

Nokia Corporation - Managers’ transactions

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement

Name: Smits-Nusteling, Carla

Position: Member of the Board/Deputy member

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 549300A0JPRWG1KI7U06_20170529083826_5

Transaction date: 2017-05-26

Venue: NASDAQ HELSINKI LTD (XHEL)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED REMUNERATION

Transaction Details

(1): Volume: 642 Unit price: 5.68000 EUR

(2): Volume: 1429 Unit price: 5.68000 EUR

(3): Volume: 1991 Unit price: 5.68000 EUR

(4): Volume: 177 Unit price: 5.68000 EUR

(5): Volume: 1871 Unit price: 5.68000 EUR

(6): Volume: 1429 Unit price: 5.68000 EUR

(7): Volume: 276 Unit price: 5.68000 EUR

(8): Volume: 541 Unit price: 5.68000 EUR

(9): Volume: 1650 Unit price: 5.68000 EUR

(10): Volume: 2000 Unit price: 5.68000 EUR

1

(11): Volume: 123 Unit price: 5.68000 EUR

Aggregated transactions

(11): Volume: 12129 Volume weighted average price: 5.68000 EUR

About Nokia

We create the technology to connect the world. Powered by the research and innovation of Nokia Bell Labs, we serve communications service providers, governments, large enterprises and consumers, with the industry’s most complete, end-to-end portfolio of products, services and licensing.

From the enabling infrastructure for 5G and the Internet of Things, to emerging applications in virtual reality and digital health, we are shaping the future of technology to transform the human experience. www.nokia.com

Media Enquiries:

Nokia

Communications

Tel. +358 (0) 10 448 4900

Email: press.services@nokia.com

2

STOCK EXCHANGE RELEASE

May 29, 2017

Nokia Corporation - Managers’ transactions

Nokia Corporation
Managers’ transactions
May 29, 2017 at 14:00 (CET +1)

Nokia Corporation - Managers’ transactions

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement

Name: Stadigh, Kari

Position: Member of the Board/Deputy member

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 549300A0JPRWG1KI7U06_20170529083535_4

Transaction date: 2017-05-26

Venue: NASDAQ HELSINKI LTD (XHEL)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED REMUNERATION

Transaction Details

(1): Volume: 2000 Unit price: 5.68000 EUR

(2): Volume: 2000 Unit price: 5.68000 EUR

(3): Volume: 2000 Unit price: 5.68000 EUR

(4): Volume: 1907 Unit price: 5.68000 EUR

(5): Volume: 361 Unit price: 5.68000 EUR

(6): Volume: 2822 Unit price: 5.68000 EUR

Aggregated transactions

(6): Volume: 11090 Volume weighted average price: 5.68000 EUR

1

About Nokia

We create the technology to connect the world. Powered by the research and innovation of Nokia Bell Labs, we serve communications service providers, governments, large enterprises and consumers, with the industry’s most complete, end-to-end portfolio of products, services and licensing.

From the enabling infrastructure for 5G and the Internet of Things, to emerging applications in virtual reality and digital health, we are shaping the future of technology to transform the human experience. www.nokia.com

Media Enquiries:

Nokia

Communications

Tel. +358 (0) 10 448 4900

Email: press.services@nokia.com

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 29, 2017	Nokia Corporation

	By:	/s/ Jussi Koskinen
Name: Jussi Koskinen
Title: Vice President, Corporate Legal